Exhibit (B)(I)

May 7, 2007

Alcoa Inc.

390 Park Avenue

New York, New York 10022

Alcoa Holdco Canada ULC

Suite 800-1959 Upper Water Street

Halifax, Nova Scotia, Canada B3J 2X2

Attention:	Mr. Charles McLane
Chief Financial Officer

PROJECT CAPRICORN

$30,000,000,000 SENIOR UNSECURED CREDIT FACILITY

COMMITMENT LETTER

Ladies and Gentlemen:

You have advised us that Alcoa Holdco Canada ULC (“Newco”), a newly formed wholly-owned indirect subsidiary of Alcoa Inc. (the “Company” and, together with Newco, “you”), desires to establish a $30,000,000,000 senior unsecured multiple-draw term loan facility (the “Facility”), the proceeds of which will be used to finance the purchase of all or a portion of the shares of capital stock of a company previously identified to us as Capricorn (the “Target”) by Newco pursuant to the Tender Offer (as defined and described in Exhibit A hereto (the “Transaction Description”)), to refinance certain outstanding indebtedness to be agreed of the Target and/or the Company (the “Designated Existing Indebtedness”) and to finance the consummation of the other Transactions. Capitalized terms used in this letter, but not defined herein, shall have the meanings given to them in the Transaction Description.

Subject to the terms and conditions described in this letter and the attached Exhibits A, B, and C and each of the annexes thereto (collectively and, together with the Fee Letter referred to below, this “Commitment Letter”), (a) Citigroup Global Markets Inc. (“CGMI”), on behalf of Citigroup (as defined below), is pleased to inform you of Citigroup’s several, but not joint, commitment to provide 50% of the Facility and of its agreement to act as administrative agent for the Facility (in such capacity, the “Agent”) and (b) Goldman Sachs Credit Partners L.P. (“GSCP”) and Goldman Sachs Canada Credit Partners Co. (“GSCCP” and, together with GSCP, collectively, the “GS Committing Parties”) are pleased to inform you of the GS Committing Parties’ several, but not joint, commitment to provide 50% of the Facility. For purposes of this Commitment Letter, (i) “Citigroup” shall mean CGMI, Citicorp North America, Inc., Citicorp USA, Inc., Citibank, N.A. and/or any of their affiliates as CGMI shall determine to be appropriate to provide the services contemplated herein, (ii) “Initial Lenders” shall mean, collectively, Citigroup and the GS Committing Parties and (iii) “Arrangers” shall mean, collectively, CGMI and GSCP.

1. Conditions Precedent.

The commitment and other obligations of each Initial Lender hereunder are subject to:

(a) the preparation, execution and delivery of mutually acceptable loan documentation with respect to the Facility, including, without limitation, a credit agreement,

guaranties and other agreements, incorporating substantially the terms and conditions outlined in this Commitment Letter and otherwise reasonably satisfactory to such Initial Lender (the “Operative Documents”);

(b) there shall be no change, effect, event, circumstance, development, occurrence or state of facts, which shall have occurred or have been threatened, on or after the date hereof that, individually or in the aggregate with any other such changes, effects, circumstances, developments, occurrences or states of fact, has had, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, shareholders’ equity, condition (financial or otherwise), licenses or franchises, results of operations, prospects, cash flows, permits, rights or privileges (whether contractual or otherwise), of the Target and its subsidiaries, on a consolidated basis;

(c) each Initial Lender’s reasonable satisfaction with (i) the terms and conditions of the Tender Offer and each of the other Transactions and (ii) all material agreements or other material documents entered into by the Company or any of its affiliates in connection with the Transactions (collectively, the “Transaction Documents”), in each case, except for (A) the terms and conditions of the Transactions set forth in the Transaction Description and (B) any Transaction Document reviewed and approved by such Initial Lender prior to the date hereof and, in the case of clauses (A) and (B), without any waiver, amendment or modification thereof, except with the prior written consent, not to be unreasonably withheld, of each Initial Lender and except for waivers, amendments or modifications that do not materially and adversely affect the interests of the Agent or the Lenders under the Facility;

(d) the accuracy and completeness in all material respects of all representations that the Company, Newco, and their respective affiliates make pursuant to Section 8 hereof;

(e) the compliance by the Company and its affiliates with the terms of this Commitment Letter, including, without limitation, the payment in full of all fees, expenses and other amounts then due and payable under this Commitment Letter; and

(f) the satisfaction of the other conditions precedent to the initial funding of the Facility contained in Exhibits B, and C.

2. Commitment Termination.

Each Initial Lender’s commitment and the obligations of the Arrangers set forth in this Commitment Letter will terminate on the earlier of (a) July 11, 2007 (the “Scheduled Commitment Termination Date”), (b) the date the Operative Documents become effective and (c) the date on which the Company has informed the Arrangers that it has decided not to proceed with the Transactions.

3. Syndication.

Each Initial Lender reserves the right, prior to or after the execution of the Operative Documents, to syndicate all or a portion of its commitment to one or more other financial institutions that will become parties to the Operative Documents pursuant to syndications to be managed by the Arrangers (the financial institutions becoming parties to the Operative Documents, including, without limitation, the Initial Lenders, being collectively referred to herein as the “Lenders”); provided, however, that the Initial Lenders shall not be released from their respective commitments hereunder by such syndication to any Lender unless and until such Lender shall have executed and delivered the Operative Documents. The Arrangers intend to commence such syndication efforts promptly and they may elect to appoint one or more agents or co-agents to assist in such syndication efforts.

The Arrangers will manage all aspects of the syndication of the Facility in consultation with the Company, including, without limitation, the timing of all offers to potential Lenders, the determination of the amounts offered to potential Lenders, the acceptance of commitments of the Lenders, the assignment of any titles and the compensation to be provided to the Lenders.

The Company shall take all action as the Arrangers may reasonably request to assist it in forming a syndicate for the Facility acceptable to the Arrangers. The Company’s assistance in forming such a syndicate shall include, but not be limited to: (i) making senior management, representatives and advisors of the Company available to participate in information meetings with potential Lenders and rating agencies at such times and places as the Arrangers may reasonably request; (ii) using its commercially reasonable efforts to ensure that the syndication efforts benefit from the Company’s existing lending relationships; (iii) assisting (including using its commercially reasonable efforts to cause its affiliates and advisors to assist) in the preparation of a confidential information memorandum for the Facility and other marketing and rating agency materials to be used in connection with the syndication of the Facility; and (iv) promptly providing the Arrangers with all information (including, without limitation, ratings) reasonably deemed necessary by them to successfully complete the syndication of the Facility.

You acknowledge that (i) the Arrangers may make available any Information and Projections (each as defined in Section 8) (collectively, the “Company Materials”) to potential Lenders by posting the Company Materials on IntraLinks™, the Internet or another similar electronic system (the “Platform”) and (ii) certain of the Lenders may be public side Lenders (i.e. Lenders that do not wish to receive material non-public information with respect to the Company, its affiliates or their securities (each, a “Public Lender”). You agree that (i) at the request of the Arrangers, you will prepare a version of the information package and presentation to be provided to potential Lenders that does not contain material non-public information concerning the Company, the Target, their respective affiliates or their respective securities for purposes of United States federal and state securities laws; (ii) all Company Materials that are to be made available to Public Lenders will be clearly and conspicuously marked “PUBLIC,” which, at a minimum, will mean that the word “PUBLIC” will appear prominently on the first page thereof; (iii) by marked Company Materials “PUBLIC,” you will be deemed to have authorized the Arrangers and the proposed Lenders to treat such Company Materials as not containing any material non-public information (although they may be confidential or proprietary) with respect to the Company, its affiliates or their securities for purposes of United States federal and state securities laws; (iv) all Company Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Lender;” and (v) the Arrangers will be entitled to treat any Company Materials that are not marked “PUBLIC” as being suitable for posting on a portion of the Platform not designated “Public Lender.”

To ensure an effective syndication of the Facility, the Company agrees that, until the termination of the syndication (as determined by the Arrangers), it will not (and will not permit any of the respective affiliates of the Company to) syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions (other than discussions relating to the refinancing of the Facility) concerning the syndication or issuance of, any debt facility or debt security (including, without limitation, any renewals thereof), other than the Facility described herein, without the prior written consent of the Arrangers; provided, however, that the foregoing shall not limit the ability of the Company to issue commercial paper or other short-term debt programs, including, without limitation, any such domestic and foreign working capital facility.

You agree that (a) the Arrangers will act as the joint book-running managers and the joint lead arrangers with respect to the Facility (with CGMI appearing above or immediately to the left of GSCP on the confidential information memorandum and all other materials that describe the Facility), (b) GSCP will act as the sole syndication agent with respect to the Facility and (c) Citigroup will act as the sole administrative agent for the Facility. You agree that no additional agent, co-agent, book-running manager or lead arranger will be appointed, or other titles conferred, without the consent of the Arrangers, which consent shall not be unreasonably withheld or delayed. You agree that no Lender will receive any compensation of any kind for its participation in the Facility, except as expressly provided for in the Fee Letter (as defined below) or in Exhibits A or B.

4. Fees.

In addition to the fees described in Exhibit B, the Company shall pay (or cause to be paid) the non-refundable fees set forth in the letter agreement dated the date hereof (the “Fee Letter”) between the Company, Citigroup, GSCP, GSCCP and Goldman, Sachs & Co. (“Goldman Sachs”).

5. Indemnification.

The Company shall indemnify and hold harmless each Initial Lender, Goldman Sachs, each other Lender and each of their respective affiliates and each of their respective officers, directors, employees, agents, advisors, attorneys and representatives (each, an “Indemnified Person”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Person (including, without limitation, in connection with or relating to any investigation, litigation or proceeding or the preparation of any defense in connection therewith), in each case arising out of or in connection with or by reason of this Commitment Letter, the Operative Documents, the Tender Offer, the Merger, or the other Transactions, or any actual or proposed use of the proceeds of the Facility, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from the gross negligence or willful misconduct of such Indemnified Person or any of its officers, directors, employees or agents. In the case of an investigation, litigation or other proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective, whether or not such investigation, litigation or proceeding is brought by the Company, Newco, the Target or any of their respective directors, security holders or creditors, an Indemnified Person or any other person, or an Indemnified Person is otherwise a party thereto and whether or not any of the Transactions is consummated.

No Indemnified Person shall have any liability (whether in contract, tort or otherwise) to the Company, Newco, the Target or any of their respective security holders or creditors for or in connection with the Transactions, except to the extent such liability is determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Person’s gross negligence or willful misconduct. In no event, however, shall any Indemnified Person be liable on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).

You acknowledge that information and other materials relative to the Facility and the Transactions may be transmitted through the Platform. No Indemnified Person will be liable to the Company or any of its affiliates or any of their respective security holders or creditors for any damages arising from the use by unauthorized persons of information or other materials sent through the Platform that are intercepted by such persons.

6. Costs and Expenses.

You agree to pay, or reimburse each Initial Lenders on demand for, all out-of-pocket costs and expenses incurred by such Initial Lender (whether incurred before or after the date hereof) in connection with the Facility and the preparation, negotiation, execution and delivery of this Commitment Letter and the Operative Documents, including, without limitation, the reasonable fees and expenses of counsel (including local counsel) advising the Initial Lenders, regardless of whether any of the Transactions is consummated. You further agree to pay all costs and expenses of each Initial Lender (including, without limitation, the reasonable fees and disbursements of counsel, including local counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

7. Confidentiality.

By accepting delivery of this Commitment Letter, you agree that this Commitment Letter is for your confidential use only and that neither its existence nor the terms hereof will be disclosed by you to any person other than your officers, directors, employees, accountants, attorneys and other advisors, agents and representatives of the Company (the “Representatives”), and then only on a confidential and “need to know” basis in connection with the Transactions; provided, however, that (i) you may disclose this Commitment Letter (other than the Fee Letter) to the Target and its officers, directors, employees, accountants, attorneys and other advisors on a confidential and “need to know” basis in connection with the Transactions, (ii) you may make such other public disclosures of the terms and conditions hereof as you are required by law, in the opinion of your counsel, to make and (iii) following your acceptance of the provisions hereto as provided below and your return of an executed counterpart of this Commitment Letter to the Initial Lenders, you may file a copy of this Commitment Letter (other than the Fee Letter) in any public record in which it is required by law to be filed.

8. Representations and Warranties.

You represent and warrant that (i) all written information, other than the Projections (as defined below), concerning the Company and its subsidiaries or, to the best of your knowledge, the Target, that has been or will hereafter be made available to the Arrangers, any Lender or any potential Lender by or on behalf of you or any of your affiliates or representatives in connection with the Transactions (the “Information”) is and will be, when taken as a whole, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections that have been or will be prepared by or on behalf of you or any of your affiliates or representatives or, to the best of your knowledge, the Target, and made available to the Arrangers, any Lender or any potential Lender (the “Projections”) have been or will be prepared in good faith based upon assumptions that are or were reasonable as of the date of the preparation of such financial projections (it being understood that such Projections are subject to significant uncertainties and contingencies, many of which are beyond your or such other person control, and that no assurance can be given that the Projections will be realized). If, at any time from the date hereof until the execution and delivery of the Operative Documents, any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the information or the Projection were being furnished, and such representations and warranties were being made, at such time, then you agree to promptly supplement the Information and the Projections so that the representations and warranties contained in this paragraph remain correct in all material respects under those circumstances.

In providing this Commitment Letter and in arranging the Facility, including the syndication of the Facility, each Arranger and each Initial Lender will be entitled to use, and to rely on the accuracy of, the information furnished to it by or on behalf of you, the Target or any of your or its respective affiliates or representatives without responsibility for independent verification thereof.

9. No Third Party Reliance, Etc.

The agreements of the Initial Lenders hereunder and of any Lender that issues a commitment to provide financing under the Facility are made solely for your benefit and may not be relied upon or enforced by any other person. Please note that those matters that are not covered or made clear in this Commitment Letter are subject to mutual agreement of the parties. You may not assign or delegate any of your rights or obligations hereunder without each Initial Lender’s prior written consent, and any attempted assignment without such consent shall be void. This Commitment Letter may not be amended or modified, or any provision hereof waived, except by a written agreement signed by all parties hereto.

You acknowledge that the Arrangers and the Initial Lenders are acting pursuant to a contractual relationship on an arm’s length basis, and the parties hereto do not intend that any Arranger or any Initial Lender act or be responsible as a fiduciary to the Company, Newco, the Target or any of their respective management, stockholders, creditors or any other person. Each party hereto hereby expressly disclaims any fiduciary relationship and agrees that they are each responsible for making their own independent judgments with respect to any transactions entered into between them. You also acknowledge that neither any Arranger nor any Initial Lender has advised and is advising the Company, Newco or the Target as to any legal, accounting, regulatory or tax matters, and that the Company, Newco and, to your knowledge, the Target, is consulting their own respective advisors concerning such matters to the extent such person deems appropriate. You agree that you will not claim that any Initial Lender or Arranger has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to you, in connection with the Transactions or the process leading thereto. In addition, the Initial Lenders and the Arrangers may employ the services of their respective affiliates in providing certain services hereunder and may exchange with such affiliates information concerning the Company and Newco and other companies that may be the subject of this arrangement, and such affiliates shall be entitled to the benefits afforded to the Initial Lenders and the Arrangers hereunder.

You acknowledge that each Arranger and/or one or more of its affiliates (collectively, with respect to each Arranger, the “Group”) are engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research). Members of each Group and businesses within such Group generally act independently of each other, both for their own account and the account of clients. Accordingly, there may be situations where parts of each Group and/or their clients either now have or may in the future have interests, or take actions, that may conflict with your interests. For example, each Group may, in the ordinary course of business, engage in trading its financial products or undertake other investment businesses for their own account or on behalf of other clients, including, without limitation, trading in or holding long, short or derivative positions in securities, loans or other financial products of the Company or its affiliates or other entities connected with the Facility or the Transactions.

In recognition of the foregoing, your agree that no Group is required to restrict its activities as a result of this Commitment Letter and that each Group may undertake any business activity without further consultation with or notification to you. Neither this Commitment Letter nor the receipt by the Initial Lenders or the Arrangers of confidential information nor any other matter will give rise to any fiduciary, equitable or contractual duties (including, without limitation, any duty of trust or confidence) that would prevent or restrict any Group from acting on behalf of other customers or for such Group’s own account. Furthermore, you agree that neither any Group nor any member or business of such Group is under a duty to disclose to you or use on your behalf any information whatsoever about or derived from those activities or to account for any revenue or profits obtained in connection with such activities. However, consistent with each Group’s respective long-standing policy to hold in confidence the affairs of its customers, such Group will not use confidential information obtained from you except in connection with its services to, and its relationship with, you, provided, however, that each Group will be free to disclose information in any manner as required by law, regulation, regulatory authority or other applicable judicial or governmental order.

10. Governing Law, Etc.

This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York. Each of the Company and Newco irrevocably and unconditionally submits to the nonexclusive jurisdiction of any state or federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Commitment Letter. Service of any process, summons, notice or document by registered mail addressed to the Company or Newco shall be effective service of process against such person for any suit, action or proceeding brought in any such court. Each of the Company and Newco hereby irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other court to whose jurisdiction the Company or Newco, as the case may be, is or may be subject by suit upon judgment.

This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by facsimile or other electronic medium, shall be as effective as delivery of an original, executed counterpart of this Commitment Letter. Sections 3, 4 through 8, 10 and 11 hereof shall survive the termination of this Commitment Letter. You acknowledge that information and documents relating to the Facility may be transmitted through IntraLinks™, the Internet or similar electronic transmission systems.

11. Waiver of Jury Trial.

Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the Transactions or the actions of the parties hereto or any of their affiliates in the negotiation, performance or enforcement of this Commitment Letter.

12. Patriot Act.

The Arrangers hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), each Lender is required to obtain, verify and record information that identifies the Borrower and each of the Guarantors (each as defined in Exhibit B), which information includes the name, address, tax identification number and other information regarding the Borrower and the Guarantors that will allow such Lender to identify the Borrower and the Guarantors in accordance with the Patriot Act. Each Lender may also request corporate formation documents, or other forms of identification, to verify the information provided. This notice is given in accordance with the requirements of the Patriot Act and is effective as to each Lender.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them to Citigroup, GSCP and GSCCP, c/o Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York NY 10153, Attention Daniel S. Dokos (facsimile:

212 310 8007; daniel.dokos@weil.com), at or before 5:00 P.M. (New York City time) on May 7, 2007, the time at which the Initial Lenders’ commitments hereunder (if not so accepted prior thereto) will terminate. If you elect to deliver this Commitment Letter and the Fee Letter by facsimile or email, please arrange for the executed originals to follow by next-day courier.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Carolyn A. Kee
Name:	Carolyn A. Kee
Title:	Managing Director

GOLDMAN SACHS CREDIT PARTNERS L.P.

By:	/s/ Bruce H. Mendelsohn
Name:	Bruce H. Mendelsohn
Title:	Authorized Signatory

GOLDMAN SACHS CANADA CREDIT PARTNERS CO.

By:	/s/ Bruce H. Mendelsohn
Name:	Bruce H. Mendelsohn
Title:	Authorized Signatory

[COMMITMENT LETTER SIGNATURE PAGE]

ACCEPTED this 7th day
of May, 2007

ALCOA INC.

By:	/s/ Charles D. McLane, Jr.
Name:	Charles McLane, Jr.
Title:	Vice President and Chief Financial Officer

ALCOA HOLDCO CANADA ULC

By:	/s/ Charles D. McLane, Jr.
Name:	Charles McLane, Jr.
Title:	Chief Financial Officer

[COMMITMENT LETTER SIGNATURE PAGE]

EXHIBIT A

PROJECT CAPRICORN

$30,000,000,000 SENIOR UNSECURED CREDIT FACILITY

TRANSACTION DESCRIPTION

All capitalized terms used, but not defined, herein shall have the meanings provided in the Commitment Letter relating to this Transaction Description. The following transactions are referred to herein collectively as the “Transactions”):

A.	(i) Alcoa (the “Company”) will form Alcoa Holdco Canada ULC, a Nova Scotia unlimited liability company (“Newco”), a wholly-owned indirect subsidiary of the Company.

B.

On or prior to the Initial Funding Date (as defined in Exhibit B), (i) the Company and/or one of its wholly-owned U.S. subsidiaries will make, directly or indirectly, as applicable, cash equity contributions to Newco (the “Cash Equity Investment”) and (ii) the Company will make a capital contribution consisting of shares of the Company’s common stock to Newco (the “Stock Equity Investment” and, together with the Cash Equity Investment, the “Capital Contribution”), in exchange for the issuance of common equity of Newco. Immediately following the making of the Capital Contribution, Newco will be a wholly-owned indirect subsidiary of the Company.

C.

The Company and Newco will make a tender offer (the “Tender Offer”) for all of the issued and outstanding common shares, no par value per share, of Target and the associated rights issued under the Target’s shareholder rights agreement (the “Target Rights”) (such Target Rights, together with the common shares of the Target, collectively, the “Shares”), including any Shares that may become outstanding upon the exercise of options or other rights (other than the Target Rights) to acquire Shares after the date of the Tender Offer but before the completion of the Tender Offer, and excluding any Shares owned by Newco or its affiliates and associates, for a purchase price consisting of cash and the Company’s stock to be set forth in the Transaction Documents, as such Transaction Documents may be amended in accordance with the Commitment Letter, and may enter into an agreement with the Target with respect to the Tender Offer or the Merger (as defined below). The Tender Offer shall be conditioned, among other things, (i) upon there having been properly deposited under the Tender Offer and not withdrawn that number of Shares that, when added to the Shares then owned by Alcoa Inc. or any of its subsidiaries, constitutes at least 66 2/3% of the Shares outstanding (calculated on a fully diluted basis) at the time the Shares are accepted under the Tender Offer and (b) there shall have been properly deposited under the Tender Offer and not withdrawn more than 50% of Shares and any other shares in the capital of the Target entitled to vote generally in the election of the Target directors held by Independent Shareholders (as defined in the Transaction Documents) (the “Minimum Share Conditions”).

D.

The Company and Newco will obtain a senior unsecured multiple-draw term loan facility in an aggregate principal amount of up to $30,000,000,000 (the “Facility”) on the terms and conditions set forth in the Operative Documents.

E.

On or after the Initial Funding Date, (i) the Company and/or any of its wholly-owned U.S. subsidiaries will use proceeds of the Facility to fund all or a portion of the Cash Equity Investment and (ii) Newco and the Company will use proceeds of the Facility and the Capital Contribution to (a) purchase the Shares accepted for payment in the Tender Offer and (b) refinance the Designated Existing Indebtedness.

A-1

F.

Following the consummation of the Tender Offer, Newco or a wholly-owned subsidiary of Newco and the Target will engage in an amalgamation, statutory plan of arrangement, amendment to the Target’s articles, consolidation, capital reorganization or other transaction, in each case pursuant to which the Target shall become a wholly-owned indirect subsidiary of the Company, and effected in accordance with the conditions of Section 8.2 of Ontario Securities Commission Rule 61-501 (“61-501”) and the corresponding provisions of Autorite des marches financiers Regulation Q-27 (“Q-27”) necessary to ensure that the votes attached to Shares acquired pursuant to the Tender Offer may be voted in favor of such transaction to the extent that “minority approval”, as such term is defined in each of 61-501 and Q-27, is required under 61-501 or Q-27 to complete such transaction (any such transaction, the “Merger”). Newco will use proceeds of the Facility to pay any consideration required to consummate the Merger.

A-2

EXHIBIT B

PROJECT CAPRICORN

$30,000,000,000 SENIOR UNSECURED CREDIT FACILITY

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS

This Summary of Principal Terms and Conditions outlines certain terms of the Facility referred to in the Commitment Letter, dated May 7, 2007, addressed to Alcoa Inc. (“the Company”) and Alcoa Holdco Canada ULC (“Newco”) from Citigroup Global Markets Inc. (“CGMI”), Goldman Sachs Credit Partners L.P. (“GSCP”) and Goldman Sachs Canada Credit Partners Co. (“GSCCP”) (the “Commitment Letter”). This Summary of Principal Terms and Conditions is part of and subject to the terms and conditions of the Commitment Letter. All capitalized terms used, but not otherwise defined, herein shall have the meanings provided in the Commitment Letter (including the Transaction Description).

Borrowers:

Newco; provided, however, that at the Company’s request, a portion of the Facility (as defined below) to be determined may be made available to the Company or one or more of its wholly-owned U.S. subsidiaries satisfactory to the Arrangers (together with Newco, collectively, the “Initial Borrowers”). The Company may designate other U.S. or foreign wholly-owned subsidiaries of the Company satisfactory to the Arrangers to become borrowers under the Facility after the date of the initial funding under the Facility (the “Initial Funding Date”) on terms, and subject to conditions, to be determined (the “Additional Borrowing Subsidiaries”; together with the Initial Borrowers, the “Borrowers”).

Guarantors:

The Company and each subsidiary of the Company that holds or owns, directly or indirectly, any share of the capital stock of Newco (the “Guarantors”) shall unconditionally guarantee all obligations of the Borrowers under the Facility (the “Guarantees”); provided, however, that no Canadian subsidiary of the Company shall guarantee any obligations of the Borrowers under the Facility other than Newco.

Lenders:	The Initial Lenders and other financial institutions or entities acceptable to the Arrangers (the “Lenders”).

Administrative Agent:	Citigroup (the “Agent”).

Lead Arrangers and Book-Running Managers:	Citigroup Global Markets Inc. and Goldman Sachs Credit Partners L.P. (collectively, the “Arrangers”).

Syndication Agent:	Goldman Sachs Credit Partners L. P.

Facility:

A non-amortizing senior unsecured multiple-draw term loan facility (the “Facility”, and the loans made thereunder, the “Loans”) in an aggregate principal amount of up to $30,000,000,000. At the Company’s request, a portion of the Facility to be agreed will be available in Canadian dollars.

Closing Date:	The date, prior to the Scheduled Commitment Termination Date, the Operative Documents are executed and delivered (the “Closing Date”).

Purpose and Availability:

The Facility will be made available to the Borrowers in multiple drawings, beginning after the Closing Date and from time to time prior to, or concurrently with, the consummation of the Merger, on each date on which the Borrower purchases all or any portion of the Shares pursuant to the Tender Offer or consummates the Merger. Proceeds of the Facility must be used solely to (i) finance the purchase of Shares accepted for payment in the Tender Offer, (ii) finance the consummation of the Merger following the consummation of the Tender Offer, (iii) refinance the outstanding obligations under the Designated Existing Indebtedness, and (iv) pay related transaction costs, fees and expenses. Amounts borrowed under the Facility that are repaid or prepaid may not be reborrowed.

Maturity:	The Facility will mature on the date that is 18 months after the Closing Date (the “Facility Maturity Date”).

Interest Rates and Fees:	As set forth in Annex I attached hereto and in the Fee Letter.

Optional Prepayments and Reductions in Commitments:

Optional prepayments of borrowings under the Facility, and optional reductions of the unutilized portion of the Facility commitments, will be permitted at any time, in minimum principal amounts to be agreed, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period.

Mandatory Prepayments:

The Loans shall be prepaid on the date, and in the amount, of the receipt by the Company or any of its subsidiaries of (a) 100% of the net cash proceeds from the issuance or sale of equity securities in the capital markets by the Company or any of its subsidiaries (excluding equity issued in connection with employees or directors compensation programs), (b) 100% of the net cash proceeds from the issuance of any debt facility or debt security in the commercial bank market or the capital markets by the Company or any of its subsidiaries and (c) 100% of the net cash proceeds from asset dispositions, in each case of (a), (b) and (c) above, subject to customary exceptions to be agreed.

Conditions Precedent to Initial Borrowing:	1.

Those specified in the Commitment Letter and in the Summary of Additional Conditions Precedent as described in Exhibit C and those specified in items 1, 3 and 5 of “Conditions Precedent to Each Subsequent Borrowing” below.

2.

The representations and warranties specified in clauses 1 through 4, 6, 7, 8, 12 and 13 of “Representations and Warranties” below shall be true and correct in all material respects on, and as of, the date of such borrowing.

Conditions Precedent to Each Subsequent Borrowing:	1.	No Event of Default or event which, with the giving of notice or passage of time or both, would be an Event of Default, has occurred and is continuing, or would result from such borrowing.

	2.	The accuracy, in all material respects, of all representations and warranties on, and as of, the date of such borrowing.

	3.	Compliance with margin regulations.

	4.	The Capital Contribution required to purchase the applicable Target Shares or to consummate the Merger shall have been made.

5.

No injunctive or similar relief shall have been granted by any domestic or foreign court or other governmental authority and be in effect that restrains, prevents or imposes burdensome conditions on the Facility.

Representations and Warranties:

The following representations and warranties applicable to the Company, each other Guarantor and the Borrower (collectively, the “Restricted Group Members”) which will be substantially similar to the representations and warranties contained in the Five-Year Revolving Credit Agreement dated as of April 22, 2005 among the Company, the lenders named therein, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto (the “Existing Credit Agreement”) with such changes and additions as shall be required in light of the nature of the Transactions, in each case subject to materiality qualifiers, baskets and other customary exceptions to be agreed:

	1.	Corporate structure, corporate status and authority.

	2.	Execution, delivery, validity and performance of the Operative Documents, the Tender Offer and the other

Transactions Documents does not violate, or conflicts with, any organizational documents, applicable law or existing agreements, or require (or result) in the imposition of liens.

3.

No governmental or regulatory approvals required in connection with the Tender Offer, the Merger or the Facility or the other Transactions, except those that have been obtained and are in full force and effect, in each case prior to the date such approvals are required to be obtained.

4.	Accuracy of financial statements and other information.

5.	Compliance with law and regulations, including, without limitation, ERISA, tax and all applicable environmental laws and regulations.

6.	Compliance with margin regulations.

7.

Legality, validity, binding effect and enforceability of the Operative Documents and all other Transaction Documents, except as may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors’ rights or by general principles of equity limiting the availability of equitable remedies.

8.	Not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

9.	No default exists or is continuing involving the Company or any of its subsidiaries under any existing material agreement.

10.	Ownership of material property is legal and valid.

11.	Payment of material taxes (other than contested taxes for which appropriate reserves have been established in accordance with GAAP).

12.	Solvency of each of the Company and the Borrower after giving effect to the Transactions.

13.	No sovereign immunity from jurisdiction of any court.

14.	Other than any shareholder or noteholder litigation resulting from the Transactions, absence of material litigation.

Covenants:

The following covenants applicable to each Restricted Group Member, which will be substantially similar to the covenants contained in the Existing Credit Agreement with such changes and additions as shall be required in light of the nature of the Transactions, in each case subject to materiality qualifiers, baskets and other customary exceptions to be agreed:

	1.	Continue to engage in business of the same general type as now conducted and maintain its corporate existence.

	2.	Compliance with all applicable laws.

	3.	Payment of all material taxes, unless being protested in good faith in appropriate proceedings and with appropriate reserves being maintained in accordance with GAAP.

	4.	Payment of all material obligations, including, without limitation, under the Transaction Documents.

	5.	Delivery of financial statements, notices of default and other information reasonably requested by the Agent or any Lender.

	6.	Maintenance of properties, books and records.

	7.	Maintenance of insurance consistent with insurance usually maintained by companies similarly situated.

	8.	Use of proceeds.

	9.	Commercially reasonable efforts to consummate the Transactions, including, without limitation, the Merger, as soon as practicable after the Initial Funding Date.

	10.	Limitations on indebtedness and liens (other than, prior to the consummation of the Merger, liens on the shares of the Target purchased in the Tender Offer (the “Target Shares”)).

11.

Limitations on mergers, consolidations and sales, leases or transfers of all or substantially all of the applicable Restricted Group Member’s assets (other than the Target Shares) and limitations on the sale or transfer of the Target Shares by Newco (but only to the extent such limitations do not cause the Facility to be “indirectly secured” by such Target Shares within the meaning of Regulation U); provided, however, that the Restricted Group Members shall be able to undertake any restructuring transaction (including mergers, consolidations, sales, leases or transfers of assets) among the Restricted Group Members and their respective subsidiaries, without limitation.

12.

Limitations on any waiver, amendment or modification of any provision of the Transaction Documents (except, other than in the case of the Operative Documents, with the prior written consent, not to be unreasonably withheld, of the Agent and the Requisite Lenders and except for waivers, amendments or modifications that do not materially and adversely affect the interests of the Agent or the Lenders under the Facility).

13.

Prohibition on activities of Newco (including any incurrence of indebtedness) other than the ownership of the Target Shares, the borrowing of the Loans and activities reasonably incidental to being a holding company and to the consummation of the Transactions, including, without limitation, the Tender Offer and the Merger.

Financial Covenants:

Two financial covenants to be determined; provided, however, that if at any time, after giving effect to the Transactions, the Company’s corporate ratings shall be at least A- (stable) by S&P and at least A3 (stable) by Moody’s, then only one such financial covenant to be agreed shall apply.

Events of Default:

The following events of default applicable to each Restricted Group Member, which will be substantially similar to the events of default contained in the Existing Credit Agreement with such changes and additions as shall be required in light of the nature of the Transactions, in each case subject to materiality qualifiers, baskets and other customary exceptions to be agreed:

	1.	Failure to pay principal when due, or, after five business day grace period, interest or any other amount when due.

	2.	Representations or warranties incorrect in any material respect when made (or deemed made).

	3.	Failure to comply with corporate existence and notice of default covenants, negative covenants or financial covenants.

4.

Default in observance or performance of any other covenants (other than as provided in paragraphs 1 through 3 above) shall continue unremedied for a period of 30 days after notice thereof has been given to the Company.

5.

Cross-default to payment defaults on principal aggregating $50,000,000, or to default or event if the effect is to accelerate or permit acceleration of indebtedness aggregating a principal amount of $50,000,000 (excluding, in the case of the Target, any such default or event that has been cured within 60 days following the consummation of the Merger).

6.	Unsatisfied judgment or order in excess of $100,000,000 and such judgment shall not have been vacated, discharged, stayed or bonded pending appeal within 45 days from entry thereof.

7.	Bankruptcy or insolvency of any Restricted Group Member.

8.

The Company or its subsidiaries engage in (i) a “prohibited transaction” (as defined in Section 40G of the Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”), or Section 4975 of the Internal Revenue Code of 1986, as amended from time to time); (ii) any “accumulated funding deficiency” (as defined in Section 302 of ERISA); or (iii) certain other events related to ERISA or other applicable pensions law in Target’s jurisdiction.

9.	Actual or asserted invalidity or impairment of any Operative Document.

10.

Any “Event of Default” under any of (i) the Existing Credit Agreement, (ii) the Five-Year Revolving Credit Agreement dated as of April 23, 2004 among the Company, the lenders named therein, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto and (iii) the Five-Year Credit Agreement dated as of April 25, 2003 among the Company, the lenders named therein, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto.the Existing Five-Year Credit Agreements (collectively, the “Existing Five-Year Credit Agreements”), in each case if the effect of such “Event of Default” is that the obligations under such Existing Five-Year Credit Agreement are accelerated.

	11.	Failure of the obligations under the Operative Documents to rank at least pari passu with all other senior unsecured indebtedness of any Restricted Group Member.

	12.	Change of control.

Indemnification and Expenses:	The Operative Documents will contain customary indemnification and expense reimbursement provisions, in a form reasonably satisfactory to the Arrangers, the Agent and the Lenders.

Yield Protection, Taxes, and Other Deductions:	1)	The Operative Documents will contain yield protection provisions protecting the Lenders in the event of unavailability of funding, funding losses, and reserve and capital adequacy requirements.

2)

All payments to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender’s applicable lending office and other customary exclusions to be agreed), it being understood that the Initial Lenders will use commercially reasonable efforts to syndicate the Facility so that payments to all Lenders are not subject to any such taxes, withholdings or other deductions. The Lenders will use reasonable efforts to minimize to the extent possible any applicable taxes and the Borrower will indemnify the Lenders and the Agent for such taxes paid by the Lenders or the Agent to the extent required in the Operative Documents.

The Borrower will have the right to replace any Lender which requests reimbursements for amounts owing under clauses 1 and 2 above, provided, however, that (i) no Event of Default, or event which with the giving of notice or lapse of time or both would be an Event of Default, has occurred and is continuing, (ii) the Borrower has satisfied all of their obligations under the Facility relating to such Lender, and (iii) any replacement is acceptable to the Agent and the Borrower has paid the Agent a $3,500 administrative fee if such replacement Lender is not an existing Lender.

Assignments and Participations:

Assignments must be in a minimum amount of $5,000,000 or a multiple thereof and are subject to the approval of the Agent and the Borrower, which in the case of the Borrower, shall not be unreasonably withheld or delayed and not required during the continuance of an event of default under the Operative Documents, except with respect to any assignment to a Lender, an affiliate of a Lender or a fund engaged in investing in commercial loans that is advised or managed by a Lender. No participation shall include voting rights, other than for matters requiring consent of 100% of the Lenders.

Requisite Lenders:	Lenders holding more than 50% of the outstanding commitments and/or exposure under the Facility (the “Requisite Lenders”).

Amendments:	Requisite Lenders, except for provisions customarily requiring approval by affected Lenders.

Miscellaneous:	The Operative Documents will include (a) a waiver of special, indirect, consequential or punitive damages, and (b) customary agency, set-off and sharing provisions.

Governing Law and Submission to Non-Exclusive Jurisdiction:	State of New York.

Counsel to the Agent and the Arrangers:	Weil, Gotshal & Manges LLP.

ANNEX I

to Exhibit B

PROJECT CAPRICORN

$30,000,000,000 SENIOR UNSECURED CREDIT FACILITY

INTEREST RATES AND FEES

Interest Rates:	Loans under the Facility will bear interest, at the option of the Borrower, at one of the following rates:

(i) the Applicable Margin (as defined below) plus the Base Rate (as defined below), payable quarterly in arrears; or

(ii) the Applicable Margin plus the current LIBO rate, in each case, as quoted by the Agent, adjusted for reserve requirements, if any, and subject to customary change of circumstance provisions, for interest periods of one, two, three or six months (the “LIBO Rate”), payable at the end of the relevant interest period, but in any event at least quarterly.[1]

“Applicable Margin” means the rates per annum determined by reference to the pricing grid set forth below (the “Pricing Grid”).

“Base Rate” means the highest of (i) Citibank N.A.’s base rate, (ii) the three-month certificate of deposit rate plus 1/2 of 1% and (iii) the Federal Funds Effective Rate plus 1/2 of 1%.

Interest shall be calculated on the basis of the actual number of days elapsed in a 360-day year (or 365 or 366 days, as the case may be, in the case of Loans bearing interest based on the Base Rate, except where the Base Rate is determined pursuant to clause (ii) or (iii) of the definition thereof).

Default Interest:	During the continuance of a payment or bankruptcy Event of Default (as defined in the Operative Documents), Loans will bear interest at an additional 2% per annum.

[1]

To the extent any Loans are to be made in Canadian dollars, the interest rate on such Loans shall be determined by reference to the rate applicable to banker’s acceptances in Canadian dollars or other appropriate comparable interest rate.

B-I-1

Unused Commitment Fee:

From and after the date that is 60 days after the Closing Date, a non-refundable unused commitment fee (the “Commitment Fee”) at rates per annum determined by reference to the Pricing Grid of the daily average unused portion of the Facility (whether or not then available) will accrue, payable quarterly in arrears and at the earlier of the termination of the commitments under the Facility or the Facility Maturity Date.

Pricing Grid

	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 4	LEVEL 5	LEVEL 6
Basis for pricing	Corporate ratings at least A- by S&P and/or A3 by Moody’s.	Corporate ratings less than Level 1, but at least BBB+ by S&P and/or Baa1 by Moody’s.	Corporate ratings less than Level 2, but at least BBB by S&P and/or Baa2 by Moody’s.	Corporate ratings less than Level 3, but at least BBB- by S&P and/or Baa3 by Moody’s.	Corporate ratings less than Level 4, but at least BB+ by S&P and/or Ba1 by Moody’s (unless Level 6 is applicable).	Corporate ratings of BB or less by S&P or Ba2 or less by Moody’s.
Applicable to loans bearing interest based on the LIBO Rate	0.40%	0.50%	0.60%	0.75%	1.00%	1.25%

Applicable to loans bearing interest based on the Base Rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.25%

Unused Commitment Fee	0.07%	0.08%	0.10%	0.125%	0.150%	0.150%

If the Company is split rated on its corporate ratings by S&P and Moody’s, then pricing will be determined by the higher of two ratings except that in the event that the lower of such ratings is more than one level below the higher of such ratings, the Applicable Margin will be determined based on the level that is one level above the lower of such ratings.

B-I-2

EXHIBIT C

PROJECT CAPRICORN

$30,000,000,000 SENIOR UNSECURED CREDIT FACILITY

SUMMARY OF ADDITIONAL CONDITIONS PRECEDENT

All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter.

The initial funding of the Facility shall be subject to the following additional conditions precedent:

1. Consummation of the Transactions. The initial purchase of the Target Shares pursuant to the Tender Offer shall have been consummated in accordance with this Commitment Letter and the Transaction Documents in each case, without any waiver, amendment or modification of any provision of, or condition set forth in, such Transaction Documents (except with the prior written consent, not to be unreasonably withheld, of the Initial Lenders and except for waivers, amendments or modifications that do not materially and adversely affect the interests of the Agent or the Lenders); Newco shall have accepted for payment in the Tender Offer a sufficient number of Shares required to satisfy each of the Minimum Share Conditions; and (a) subject to paragraph 1(c) of the Commitment Letter, the Initial Lenders shall be reasonably satisfied with the Transaction Documents and (b) the capital structure of the Company and its subsidiaries before and after giving effect to the Transactions shall be consistent with the provisions of this Commitment Letter and the Transaction Documents or otherwise reasonably satisfactory to the Initial Lenders.

2. Capital Contribution. The Capital Contribution shall have been made in accordance with the terms of the Transaction Documents and the Cash Equity Investment, together with proceeds of Loans made to Newco under the Facility, shall be sufficient to fund the cash portion of the purchase price of the Target Shares.

3. Indebtedness and Liabilities of Newco. After giving effect to the Transactions, Newco shall not have outstanding any external indebtedness or long-term liabilities (including contingent obligations) other than the loans and commitments under the Facility.

4. Financial Statements; Projections. The Initial Lenders shall have received a pro forma consolidated balance sheet as of the end of the most recently ended fiscal quarter (for which quarter the Target has publicly filed financial information with the Securities and Exchange Commission) and related statements of income and cash flows of the Company and its subsidiaries after giving effect to the Transactions for the most recently ended fiscal year and the interim period thereafter (for which year and interim period for which the Target has publicly filed financial information with the Securities and Exchange Commission) and the trailing four quarters ended on the last day of such interim period, together with a certificate of the chief financial officer of the Company to the effect that such statements accurately present the pro forma financial position of the Company and its subsidiaries in accordance with GAAP and Regulation S-X (and in any event after giving effect to each of the Transactions). The Borrower shall have delivered to the Lenders the then most recent projections of the Company and its subsidiaries through the 2010 fiscal year, prepared on a quarterly basis through the end of 2007 (and annually thereafter).

5. Consents. All requisite material governmental authorities shall have approved or consented to the Facility or the other Transactions to the extent required, all applicable appeal periods shall have expired and there shall be no governmental or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose burdensome conditions on the Facility.

C-1

6. Miscellaneous Closing Conditions. Other customary closing conditions, including conditions relating to the delivery of board resolutions, incumbency/specimen signature certificate, solvency certificate, satisfactory legal opinions of the Restricted Group Members’ counsel (including a “non-conflicts” opinion with respect to the Company’s and the Target’s outstanding indentures that are to remain outstanding after the consummation of the Merger, the Existing Five-Year Revolving Credit Agreements and Regulation U); and payment of fees and expenses.

C-2